UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 16, 2020

DIME COMMUNITY BANCSHARES, INC.
(Exact name of the registrant as specified in its charter)

Delaware	000-27782	11-3297463
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Cadman Plaza West, 8th Floor
Brooklyn, New York	11201
(Address of principal executive offices)	(Zip Code)

(718) 782-6200
(Registrant’s telephone number)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	DCOM	The Nasdaq Stock Market LLC
Preferred Stock, $0.01 Par Value	DCOMP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed, on July 1, 2020, Dime Community Bancshares, Inc. (the “Company” or “Dime”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bridge Bancorp, Inc. (“Bridge Bancorp”),  pursuant to which the Company will merge with and into Bridge Bancorp (the “Merger”).

The Supplemental Disclosures described in this Current Report on Form 8-K supplements the joint proxy statement of the Company and Bridge Bancorp and a prospectus of Bridge Bancorp (the “Proxy Statement/Prospectus”) filed with the U.S. Securities and Exchange Commission (“SEC”) on October 16, 2020 and first mailed to Dime shareholders on or about October 21, 2020, and should be read in conjunction with the Proxy Statement/Prospectus, which Proxy Statement/Prospectus should be read in its entirety, along with periodic reports and other information the Company has filed with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Proxy Statement/Prospectus. All page references below are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined herein, have the meanings set forth in the Proxy Statement/Prospectus.

Supplemental Disclosures

Opinion of Dime’s Financial Advisor

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Contribution Analysis.” is hereby amended by deleting the first sentence and replacing it in its entirety on page 82 of the Proxy Statement/Prospectus with the following:

Raymond James analyzed the relative contribution of Dime and Bridge to certain financial and operating metrics for the pro forma resulting company resulting from the merger, in each case, as provided by Dime management.

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Contribution Analysis.” is hereby amended by deleting the table of financial and operating metrics on page 82 of the Proxy Statement/Prospectus and replacing it with the following:

$ in millions	Bridge		Dime		Implied Exchange Ratio
Total Assets	$5,061	44.4%	$6,348	55.6%	0.76	x
Gross Loans	$3,762	41.9%	$5,207	58.1%	0.84	x
Total Deposits	$4,056	48.9%	$4,240	51.1%	0.63	x
Non-interest Bearing Deposits	$1,482	75.6%	$479	24.4%	0.20	x
Tangible Common Equity	$385	42.7%	$518	57.3%	0.81	x
LTM Core Net Income	$48.6	57.8%	$35.4	42.2%	0.44	x
2020E Net Income	$50.8	56.5%	$39.1	43.5%	0.47	x
2021E Net Income	$51.3	54.7%	$42.5	45.3%	0.50	x

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Discounted Cash Flow Analysis.” is hereby supplemented by adding the following to the last paragraph on page 82 which carries to the first paragraph of page 83 of the Proxy Statement/Prospectus as a new third sentence:

Raymond James arrived at this range by using the median of the historical 2-year price to next twelve month EPS multiple for the NASDAQ Bank Index of approximately 12.0x and added 1.0x to get the high of that range and subtracted 1.0x to get the low of that range.

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Discounted Cash Flow Analysis.” is hereby amended by deleting the first sentence of the first full paragraph on page 83 of the Proxy Statement/Prospectus and replacing it with the following:

For Dime and Bridge, Raymond James used discount rates ranging from 9.75% to 12.75%. Raymond James arrived at its discount rate range by using the 2019 Duff & Phelps Valuation Handbook to estimate their respective discount rates at approximately 11.25% and then added 1.5% to get the high of that range and subtracted 1.5% to get the low of that range of estimated discount rates.

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Select Companies Analysis.” is hereby amended by deleting the table of companies following the first paragraph of this subsection on page 83 of the Proxy Statement/Prospectus with the following and replacing it with the following:

	Price / TBV	Price / LTM Core EPS		Price / Next FY EPS
NBT Bancorp Inc.	162%	12.9	x	14.1	x
ConnectOne Bancorp, Inc.	101%	7.3	x	8.7	x
Flushing Financial Corporation	61%	9.9	x	7.3	x
Lakeland Bancorp, Inc.	100%	8.5	x	9.8	x
Kearny Financial Corp.	80%	16.0	x	16.1	x
Tompkins Financial Corporation	165%	14.1	x	16.3	x
Peapack-Gladstone Financial Corporation	78%	9.5	x	10.1	x
Amalgamated Bank	86%	8.6	x	12.1	x
TrustCo Bank Corp NY	111%	11.0	x	11.5	x
Northfield Bancorp, Inc.	86%	15.9	x	14.2	x
Financial Institutions, Inc.	86%	8.1	x	9.0	x
First of Long Island Corporation	103%	10.0	x	10.7	x
Metropolitan Bank Holding Corp.	91%	10.1	x	7.7	x
Arrow Financial Corporation	156%	12.0	x	12.5	x
BCB Bancorp, Inc	77%	9.0	x	12.0	x
First Bank	63%	8.3	x	7.5	x

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Pro Forma Discounted Cash Flow Analysis.” is hereby supplemented by adding the following to the last full paragraph on page 84 of the Proxy Statement/Prospectus as a new third sentence following the number “12.00%”:

Raymond James arrived at its discount rate range by using the 2019 Duff & Phelps Valuation Handbook to estimate the pro forma company’s discount rate at approximately 10.50% and then added 1.5% to get the high of that range and subtracted 1.5% to get the low of that range of estimated discount rates.

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Pro Forma Discounted Cash Flow Analysis.” is hereby amended by deleting the current third sentence (or new fourth sentence following the supplemental sentence added per the disclosure immediately above) of the last full paragraph on page 84 of the Proxy Statement/Prospectus and replacing it with the following:

The range of values was derived by adding (i) the present value of the estimated excess cash flows that the pro forma resulting company could generate over the period from January 1, 2021 through December 31, 2024 and (ii) the present value of the pro forma resulting company’s implied terminal value at the end of such period, in each case applying the estimated Pro Forma Financial Adjustments.

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor- Material Financial Analyses” and the subheading “Pro Forma Discounted Cash Flow Analysis.” is hereby supplemented by adding the following to the last full paragraph on page 84 of the Proxy Statement/Prospectus as a new sixth sentence following the words “estimated 2025 earnings”:

Raymond James arrived at this range by using the median of the historical 2-year price to next twelve month EPS multiple for the NASDAQ Bank Index of approximately 12.0x and added 1.0x to get the high of that range and subtracted 1.0x to get the low of that range.

The disclosure under the heading “Description of the Merger – Opinion of Dime’s Financial Advisor – Material Financial Analyses” and the subheading “Additional Considerations.” is hereby amended by deleting the third sentence of the second full paragraph on page 86 of the Proxy Statement/Prospectus and replacing it with the following:

Raymond James provided certain services to Dime and BNB Bank in the previous two years, including (i) having served as joint book-running manager for Dime’s public offering of preferred stock in January 2020 and sole book-running manager for Dime’s public offering of preferred stock in June 2020, for which Raymond James received fees of approximately $2.6 million, (ii) having served and then-currently serving as agent for a share purchase program of Dime, for which it has been paid commissions of less than $100,000 and may be paid commissions in the future and (iii) engaging in fixed income trading activity with BNB Bank, for which it has earned income of less than $100,000.

Opinion of Bridge’s Financial Advisor

The disclosure under the heading “Description of the Merger — Opinion of Bridge’s Financial Advisor— Comparable Company Analyses” is hereby amended by deleting the table of company names at the top of page 96 (the Bridge Peer Group) of the Proxy Statement/Prospectus and replacing it with the following:

Financial Data as of March 31, 2020			Balance Sheet / Asset Quality			Capital Position				LTM Profitability				Valuation as of June 30, 2020
														Price /
								Total	CRE /
				Loans/	NPAs /	TCE /	Leverage	RBC	Total				Efficiency		LTM	2020E	2021E	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	RBC	ROAA	ROAE	NIM	Ratio	TBV	EPS	EPS	EPS	Yield	Cap
Company	State	Ticker	($M)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($M)

NBT Bancorp Inc.	NY	NBTB	9,954	92.2	0.48	8.55	10.02	13.36	166.4	1.06	9.34	3.56	58.82	162	13.3	15.8	14.1	3.5	1,341
ConnectOne Bancorp, Inc.	NJ	CNOB	7,279	109.1	1.15	8.96	9.20	12.46	472.2	1.07	9.02	3.37	40.70	101	8.5	8.9	8.7	2.2	639
Flushing Financial Corporation	NY	FFIC	7,245	121.0	0.28	7.38	8.59	13.16	562.3	0.47	5.79	2.44	68.09	61	10.1	8.7	7.3	7.3	324
Lakeland Bancorp, Inc.	NJ	LBAI	7,014	97.7	0.53	8.41	9.38	13.04	420.5	1.05	9.46	3.30	54.55	100	8.7	9.8	9.8	4.4	577
Kearny Financial Corp.	NJ	KRNY	6,774	107.3	0.65	13.03	13.25	22.84	334.5	0.60	3.60	2.41	63.50	80	17.4	18.2	16.1	3.9	660
Tompkins Financial Corporation	NY	TMP	6,743	91.3	0.46	8.78	9.53	13.62	240.3	1.03	10.37	3.42	63.10	165	14.3	16.8	16.3	3.2	966
BUCK	NY	--	6,348	122.8	0.29	8.23	9.80	15.21	589.0	0.52	5.40	2.51	57.60	90	14.9	11.9	10.7	4.1	457
Peapack-Gladstone Financial Corporation	NJ	PGC	5,831	99.3	0.54	7.86	8.93	13.91	386.7	0.76	7.51	2.60	58.33	78	9.7	13.7	10.1	1.1	336
Amalgamated Bank	NY	AMAL	5,752	70.1	1.07	7.92	8.47	13.96	279.5	0.90	9.48	3.49	62.46	86	8.8	11.0	12.1	2.5	392
TrustCo Bank Corp NY	NY	TRST	5,257	91.5	0.62	10.42	10.32	20.20	19.6	1.09	10.77	3.06	56.25	111	10.8	12.4	11.5	4.3	610
Northfield Bancorp, Inc.	NJ	NFBK	4,997	100.7	0.46	13.38	13.22	-- ¹	-- ¹	0.75	5.21	2.54	55.97	86	15.2	17.9	14.2	3.8	568
Financial Institutions, Inc.	NY	FISI	4,472	85.5	0.26	7.90	8.78	12.54	198.3	0.89	8.93	3.30	60.63	86	8.1	13.7	9.0	5.6	295
First of Long Island Corporation	NY	FLIC	4,094	98.4	0.14	9.18	9.48	-- ¹	-- ¹	0.96	10.16	2.58	53.31	103	10.0	10.4	10.7	4.4	390
Metropolitan Bank Holding Corp.	NY	MCB	3,612	91.5	0.21	8.14	9.10	12.10	412.7²	0.88	9.49	3.41	56.82	91	9.8	9.6	7.7	0.0	266
Arrow Financial Corporation	NY	AROW	3,291	85.8	0.18	8.76	9.87	-- ¹	-- ¹	1.20	12.58	3.11	56.55	156	12.1	12.9	12.5	3.5	445
BCB Bancorp, Inc.	NJ	BCBP	2,942	92.2	0.76	7.16	9.22²	-- ¹	-- ¹	0.64	8.02	2.90	65.75	77	9.2	16.1	12.0	6.0	160

The disclosure under the heading “Description of the Merger — Opinion of Bridge’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names at the top of page 97 (Dime Peer Group) of the Proxy Statement/Prospectus and replacing it with the following:

Financial Data as of March 31, 2020			Balance Sheet / Asset Quality			Capital Position				LTM Profitability				Valuation as of June 30, 2020
														Price /
								Total	CRE /
				Loans/	NPAs /	TCE /	Leverage	RBC	Total				Efficiency		LTM	2020E	2021E	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	RBC	ROAA	ROAE	NIM	Ratio	TBV	EPS	EPS	EPS	Yield	Cap
Company	State	Ticker	($M)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($M)

NBT Bancorp Inc.	NY	NBTB	9,954	92.2	0.48	8.55	10.02	13.36	166.4	1.06	9.34	3.56	58.82	162	13.3	15.8	14.1	3.5	1,341
ConnectOne Bancorp, Inc.	NJ	CNOB	7,279	109.1	1.15	8.96	9.20	12.46	472.2	1.07	9.02	3.37	40.70	101	8.5	8.9	8.7	2.2	639
Flushing Financial Corporation	NY	FFIC	7,245	121.0	0.28	7.38	8.59	13.16	562.3	0.47	5.79	2.44	68.09	61	10.1	8.7	7.3	7.3	324
Lakeland Bancorp, Inc.	NJ	LBAI	7,014	97.7	0.53	8.41	9.38	13.04	420.5	1.05	9.46	3.30	54.55	100	8.7	9.8	9.8	4.4	577
Kearny Financial Corp.	NJ	KRNY	6,774	107.3	0.65	13.03	13.25	22.84	334.5	0.60	3.60	2.41	63.50	80	17.4	18.2	16.1	3.9	660
Tompkins Financial Corporation	NY	TMP	6,743	91.3	0.46	8.78	9.53	13.62	240.3	1.03	10.37	3.42	63.10	165	14.3	16.8	16.3	3.2	966
Peapack-Gladstone Financial Corporation	NJ	PGC	5,831	99.3	0.54	7.86	8.93	13.91	386.7	0.76	7.51	2.60	58.33	78	9.7	13.7	10.1	1.1	336
Amalgamated Bank	NY	AMAL	5,752	70.1	1.07	7.92	8.47	13.96	279.5	0.90	9.48	3.49	62.46	86	8.8	11.0	12.1	2.5	392
TrustCo Bank Corp NY	NY	TRST	5,257	91.5	0.62	10.42	10.32	20.20	19.6	1.09	10.77	3.06	56.25	111	10.8	12.4	11.5	4.3	610
MOSES	NY	--	5,061	92.8	0.62	7.78	8.19	12.91	382.6	1.00	9.87	3.29	57.39	117	9.5	8.9	8.8	4.2	444
Northfield Bancorp, Inc.	NJ	NFBK	4,997	100.7	0.46	13.38	13.22	-- ¹	-- ¹	0.75	5.21	2.54	55.97	86	15.2	17.9	14.2	3.8	568
Financial Institutions, Inc.	NY	FISI	4,472	85.5	0.26	7.90	8.78	12.54	198.3	0.89	8.93	3.30	60.63	86	8.1	13.7	9.0	5.6	295
First of Long Island Corporation	NY	FLIC	4,094	98.4	0.14	9.18	9.48	-- ¹	-- ¹	0.96	10.16	2.58	53.31	103	10.0	10.4	10.7	4.4	390
Metropolitan Bank Holding Corp.	NY	MCB	3,612	91.5	0.21	8.14	9.10	12.10	412.7²	0.88	9.49	3.41	56.82	91	9.8	9.6	7.7	0.0	266
Arrow Financial Corporation	NY	AROW	3,291	85.8	0.18	8.76	9.87	-- ¹	-- ¹	1.20	12.58	3.11	56.55	156	12.1	12.9	12.5	3.5	445
BCB Bancorp, Inc.	NJ	BCBP	2,942	92.2	0.76	7.16	9.22²	-- ¹	-- ¹	0.64	8.02	2.90	65.75	77	9.2	16.1	12.0	6.0	160

The disclosure under the heading “Description of the Merger — Opinion of Bridge’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence following the number 150% at the top of page 98 of the Proxy Statement/Prospectus:

PSC selected these price to earnings and tangible book value multiples based on PSC’s review of, among other matters, the trading multiples of selected companies that PSC deemed to be comparable to Bridge.

The disclosure under the heading “Description of the Merger — Opinion of Bridge’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) at the bottom of page 98 of the Proxy Statement/Prospectus:

The following table describes the discount rate calculation for Bridge common stock prepared by PSC. In its normal course of business PSC employs the Duff & Phelps Cost of Capital Navigator and Bloomberg in determining an appropriate discount rate in which the discount rate equals the risk free rate plus the product of the 2-year beta for Bridge common stock and the equity risk premium, plus the size premium.

Risk Free Rate	0.66%	Per Duff & Phelps Normalized Rate

2 Year Beta of Stock	102.1%	Bloomberg

Equity Risk Premium	7.15%	Per Duff & Phelps Cost of Capital Navigator

Size Premium	3.16%	Per Duff & Phelps Cost of Capital Navigator

Discount Rate	11.12%

The disclosure under the heading “Description of the Merger — Opinion of Bridge’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the first full paragraph at the top of page 99 of the Proxy Statement/Prospectus as a new third sentence following the number 150%:

PSC selected these price to earnings and tangible book value multiples based on PSC’s review of, among other matters, the trading multiples of selected companies that PSC deemed to be comparable to Dime.

The disclosure under the heading “Description of the Merger — Opinion of Bridge’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) at the bottom of page 99 of the Proxy Statement/Prospectus:

The following table describes the discount rate calculation for Dime common stock prepared by PSC. In its normal course of business, PSC employs the Duff & Phelps Cost of Capital Navigator and Bloomberg in determining an appropriate discount rate in which the discount rate equals the risk free rate plus the product of the 2-year beta for Dime common stock and the equity risk premium, plus the size premium.

Risk Free Rate	0.66%	Per Duff & Phelps Normalized Rate

2 Year Beta of Stock	115.8%	Bloomberg

Equity Risk Premium	7.15%	Per Duff & Phelps Cost of Capital Navigator

Size Premium	3.16%	Per Duff & Phelps Cost of Capital Navigator

Discount Rate	12.10%

Unaudited Prospective Financial Information

The disclosure under the heading “Description of the Merger – Unaudited Prospective Financial Information” is hereby amended by deleting the second and third full paragraphs, the tables immediately following each of those paragraphs, as well as the fourth full paragraph on page 102 and replacing them with the following text and tables:

In connection with their respective opinions, Raymond James and PSC relied upon and utilized some or all of the Projections provided to them by management for Dime and Bridge, respectively, which include among other things unaudited prospective earnings estimates for Dime for the 12 months ending December 31, 2020 through December 31, 2024 as presented in the following table. As noted in the table below, for purposes of the financial analyses performed in connection with PSC’s opinion and the opinion of Raymond James, Bridge and Dime discussed with PSC and Raymond James, and PSC and Raymond James used publicly available consensus “street estimates” of net income for Dime and Bridge, which were $39.1 million for Dime’s fiscal year ending December 31, 2020, $42.5 million for Dime’s fiscal year ending December 31, 2021, $50.8 million for Bridge’s fiscal year ending December 31, 2020, and $51.3 million for Bridge’s fiscal year ending December 31, 2021.  In addition, as reflected in the table below, for purposes of the financial analyses, Bridge’s and Dime’s management also provided to and discussed with PSC and Raymond James an estimated annual pre-tax, pre-provision earnings growth rate for Dime and Bridge of 5% per year for the fiscal year ending December 31, 2022 and an earnings per share growth rate of 6% per year for periods beyond December 31, 2022.

(in millions, except per share data)		At or for the 12 Months Ended December 31,
	2020	2021	2022	2023	2024	2025
Total Assets	$6,355	$6,444	$6,640	$6,844	$7,056
Tangible Common Equity	$522	$546	$580	$618	$659
Loans / Deposits	121%	119%	119%	119%	119%
Net Income	$39.1	$42.5	$53.0	$56.2	$59.5	$63.1
Return on Average Assets	0.69%	0.78%	0.92%	0.94%	0.96%
Earnings per Share	$1.15	$1.28	$1.60	$1.69	$1.79
Dividends per Share	$0.56	$0.56	$0.56	$0.56	$0.56
Tangible Book Value per Share	$15.71	$16.43	$17.46	$18.60	$19.83

		Nine Months Ended	At or for the 12 Months Ended December 31,
	3/31/2020	12/31/20	2021	2022	2023	2024
Excess Cash Flows (undiscounted)	$15.7	$31.3	$36.1	$37.7	$39.8	$42.1	(1)

(1) Does not include the implied terminal value.

In connection with their respective opinions, Raymond James and PSC relied upon and utilized some or all of the Projections provided to them by management for Dime and Bridge, respectively, which include among other things unaudited prospective earnings estimates for Bridge for the 12 months ending December 31, 2020 through December 31, 2024 as presented in the following table.

(in millions, except per share data)	At or for the 12 Months Ended December 31,
	2020	2021	2022	2023	2024	2025
Total Assets	$5,274	$5,524	$5,783	$6,057	$6,347
Tangible Common Equity	$413	$446	$485	$526	$571
Loans / Deposits	92%	91%	91%	91%	91%
Net Income	$50.8	$51.3	$56.8	$60.2	$63.9	$67.7
Return on Average Assets	0.99%	0.95%	1.00%	1.02%	1.03%
Earnings per Share	$2.58	$2.60	$2.88	$3.05	$3.24
Dividends per Share	$0.96	$0.96	$0.96	$0.96	$0.96
Tangible Book Value per Share	$20.93	$22.61	$24.56	$26.65	$28.93

		Nine Months Ended	At or for the 12 Months Ended December 31,
	3/31/2020	12/31/20	2021	2022	2023	2024
Excess Cash Flows (undiscounted)	$(12.1)	$26.0	$32.8	$37.4	$38.6	$40.6	(1)

(1) Does not include the implied terminal value.

The following table presents the unaudited prospective earnings and excess cash flow estimates for the pro forma resulting company for the 12 months ending December 31, 2021 through December 31, 2025 used by Raymond James for the Pro Forma Discounted Cash Flow Analysis.

(in millions, except per share data)	At or for the 12 Months Ended December 31,
	2021	2022	2023	2024	2025
Net Income	$115.3	$130.7	$131.1	$137.0	$149.2
		At or for the 12 Months Ended December 31,
	12/31/20	2021	2022	2023	2024
Excess Cash Flows (undiscounted)	$(48.1)	$107.1	$97.2	$94.0	$97.1	(1)

(1) Does not include the implied terminal value.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) the Company’s and Bridge Bancorp’s plans, objectives, expectations and intentions and other statements contained in this Current Report on Form 8-K that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of the Company and Bridge Bancorp and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Bridge Bancorp. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of the Company and Bridge Bancorp may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, loss of customers and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of the Company or Bridge Bancorp may fail to approve the Merger; (6) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which the Company and Bridge Bancorp are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in the Company’s and Bridge Bancorp’s markets could adversely affect operations; (10) the COVID-19 pandemic is adversely affecting the Company, Bridge Bancorp, and  their respective customers, employees and third-party service providers; the adverse impacts of the pandemic on their respective business, financial position, operations and prospects have been material, and it is not possible to accurately predict the extent, severity or duration of the pandemic or when normal economic and operation conditions will return; and (11) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s and Bridge Bancorp’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available on the SEC’s Internet site (http://www.sec.gov).

Important Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Merger, Bridge Bancorp filed with the SEC a Registration Statement that included a joint proxy statement of the Company and Bridge Bancorp and a prospectus of Bridge Bancorp (the “Joint Proxy Statement/Prospectus”), and each of the Company and Bridge Bancorp may file with the SEC other relevant documents concerning the Merger. The definitive Joint Proxy Statement/Prospectus was mailed to shareholders of the Company. Shareholders and investors are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the Merger carefully and in their entirety and any other relevant documents filed with the SEC by the Company and Bridge Bancorp, as well as any amendments or supplements to those documents, because they will contain important information about the Company, Bridge Bancorp, and the Merger.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company and Bridge Bancorp, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, free of charge, by directing a request to Bridge Bancorp, Inc., 2200 Montauk Highway, P.O. Box 3005, Bridge Bancorp, New York 11932, Attention: Corporate Secretary, or by calling (631) 537‑1001, ext. 7255, or to Dime Community Bancshares, Inc., 300 Cadman Plaza West, 8th Floor, Brooklyn, New York 11201, Attention: Corporate Secretary, or by calling (718) 782-6200, or by accessing Bridge Bancorp’s website at www.BridgeBancorp.com under the “Investor Relations” tab or by accessing the Company’s website at www.Dime.com under the “About—Investor Relations” tab.  The information on Bridge Bancorp’s and the Company’s websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIME COMMUNITY BANCSHARES, INC.

	By:	/s/ Avinash Reddy
Avinash Reddy
Senior Executive Vice President & Chief Financial Officer
(Principal Financial Officer)

Dated: November 16, 2020